UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Standstill Agreement

As previously reported on the reports on Form 6-K of NETCLASS TECHNOLOGY INC (the “Company”) filed with the United States Securities and Exchange Commission (the “SEC”) on August 1, 2025 and August 5, 2025, the Company issued a convertible promissory note (the “Note”) to an accredited investor (the “Holder”) in the principal amount of $2,200,000, at a purchase price of $2,000,000, convertible into Class A ordinary shares, par value $0.00025 per share (the “Class A Ordinary Shares”), of the Company; and (b) 1,069,500 Class A Ordinary Shares, at a purchase price of $0.00025 per share (the “Offering”) pursuant to a securities purchase agreement with the Holder.

On March 18, 2026, the Company entered in to a standstill agreement (the “Standstill Agreement”) with the Holder, pursuant to which the Company made payments in an aggregate amount of $268,518.81, and the Holder agreed that it would not will not (i) seek to make any conversions of the Note or (ii) sell, transfer or otherwise dispose any of the 1,069,500 Class A Ordinary Shares.

Entry into a Securities Purchase Agreement and a Placement Agency Agreement

On March 25, 2026, the Company entered into a secrutieis purchase agreement (the “Secrutieis Purchase Agreement”) with certain investors (the “Investors”), pursuant to which the Company offered and sold 27,027,015 Class A Ordinary Shares (the “Shares”) at a purchase price of $0.222 per share for gross proceeds of $6 million (the “Offering”).

The Company has agreed to file with the SEC a registration statement on Form F-1 or F-3 registering for the resale by the Investors of the Shares within 30 calendar days from the closing of the Offering. The Company shall use its commercially reasonable efforts to cause the such registration statement to become effective under the Securities Act of 1933, as amended (the “Securities Act”) as promptly as possible after the filing thereof, within 60 calendar days following the date of filing with the SEC (or 150 calendar days following the date of filing with the SEC in the event of a “full review” by the SEC).

Revere Securities, LLC (the “Placement Agent”) has agreed to act as the exclusive placement agent in connection with this Offering subject to the terms and conditions of the placement agency agreement, dated March 25, 2026, between the Company and the Placement Agent (the “Placement Agency Agreement”). Under the terms of the Placement Agency Agreement, the Company will pay the Placement Agent a cash commission equal to 4% of the gross proceeds raised in this Offering, non-accountable expenses equal to 1% of the gross proceeds raised in this Offering, an advisory fee in the amount of $50,000, and will reimburse the accountable expensed incurred by the Placement Agent of up to $100,000.

The Company has granted the Placement Agent a right of first refusal for a period until three (3) months following the closing of the Offering, to act as sole investment banker, sole book-runner, sole manager, exclusive financial adviser, sole underwriter, and/or sole placement agent, at the Placement Agent’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each, a “Subject Transaction”), during such three (3) month period, of the Company, or any successor to or any current or future subsidiary of the Company, on terms and conditions customary to the Placement Agent for such Subject Transactions.

The Company also granted the Placement Agent certain tail financing rights for a period of three (3) months following the closing of the Offering, subject to the terms of the Placement Agency Agreement.

The Company used $246,142.24 of the net proceeds from the Offering for payment pursuant to the Standstill Agreement and plans to use the remaining net proceeds for general working capital and other general corporate purposes.

As of the date of this Report, the Offering has been closed. The Offering was made in a private placement exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder and/or Regulation S promulgated thereunder.

The foregoing summary of the Secrutieis Purchase Agreement and the Placement Agency Agreement does not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Secrutieis Purchase Agreement and the Placement Agency Agreement, which are filed as Exhibit 10.1 and Exhibit 10.2 to this report on Form 6-K and are incorporated herein by reference.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

General

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initial filed with the Securities and Exchange Commission on December 29, 2025 and became effective on February 12, 2026 (Registration No. 333-292458).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement, dated March 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: April 3, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

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